

Mail Stop 3030

May 31, 2016

Via E-mail
Mr. Kenneth D. Krause
Vice President of Finance and Chief Financial Officer
MSA Safety Incorporated
1000 Cranberry Woods Drive
Cranberry Township, Pennsylvania 16066-5207

> **Re:** **MSA Safety Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for the Quarter Ended March 31, 2016**
> **Filed May 2, 2016**
> **Form 8-K filed April 29, 2016**
> **File No. 001-15579**

Dear Mr. Krause:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data

Note 11 - Short and Long-Term Debt

Long-Term Debt, page 60

1.   We note that as of December 31, 2015 you had approximately $326.6 million outstanding under your senior revolving credit facility. Please revise future filings to clearly disclose the interest rate terms of all your outstanding debt instruments in accordance with Rule 5-02(22)(a)(1) of Regulation S-X.

Form 10-Q for the Quarter Ended March 31, 2016

Item 1. Financial Statements

Note 8 – Segment Information, page 11

2.   We note that you are organized into six geographic operating segments based on management responsibilities and that the operating segments have been aggregated into three reportable segments: Americas, International, and Corporate. We also note that you established the Americas and International segments on January 1, 2016. Please address the following:

- Describe to us the nature of any organizational or other changes that you implemented during fiscal 2015 and 2016 and explain how they impacted the composition or realignment of your business units, your operating segments and your reportable segments.

- Tell us how you applied the guidance in ASC 280-10-50-1 in identifying your operating segments and the guidance in ASC 280-10-50-11 in identifying your reportable segments.

3.   As a related matter, please revise any future quarterly financial information to disclose, by reportable segment, total assets for which there has been a material change from the amount disclosed in the last annual report. Refer to ASC 280-10-50-32(d).

4.   We note that you present segment operating income and segment operating margin as measures of segment profit or loss. However, consolidated operating income and consolidated operating margin, as defined, appear to represent non-GAAP measures that you are not allowed to present in your financial statements pursuant Item 10(e)(1)(ii)(C) of Regulation S-K. Please revise your presentation in future filings to remove these non-GAAP measures from your notes to financial statements.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

5.   We note that you present several non-GAAP measures - such as organic growth, core organic growth, local currency core product sales, local currency sales by segment, local currency selling, general and administrative expenses excluding Latchways related costs, etc. – but you have not provided the required reconciliations to the most directly comparable GAAP measures and GAAP basis changes as well as the other disclosures required by Item 10(e)(i) of Regulation S-K. Please confirm that in future filings you will revise your presentations of non-GAAP measures to fully comply.

Form 8-K filed April 29, 2016

Exhibit 99.1

6.   We note that in the quarterly highlights section of your earnings release you disclosed several non-GAAP measures - such as adjusted earnings, adjusted earnings per diluted shares, and local currency selling, general and administrative expenses excluding Latchways related costs - but you did not disclose the most directly comparable GAAP measure or GAAP basis change with greater or equal prominence. Please refer to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and confirm that you will revise your presentation of non-GAAP disclosures in future filings to fully comply.

7.   Further, it does not appear that you have provided the required reconciliation to the most directly comparable GAAP measure and GAAP basis change as well as other disclosures required by Item 10(e) of Regulation S-K for the non-GAAP measure entitled 'local currency selling, general and administrative expenses excluding Latchways related costs.' Please refer to the guidance in Items 10(e)(1)(i)(B) through (D) of Regulation S-K and confirm that you will revise your presentation of non-GAAP disclosures in future filings to fully comply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Jay Webb, Senior Accountant, at (202) 551-3603 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Jay Webb for

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery